23002356

Washington, D.C. 20549

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SEC Mail Processing
MAR 01 2023
Washington, DC

| SEC FILE NUMBER |
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| 8-45179 |

# ANNUAL REPORTS
# FORM X-17A-5
# PART III

## FACING PAGE

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 01/01/2022 (MM/DD/YY) AND ENDING 12/31/2022 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Pluris Capital Group, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1501 Broadway, Suite 1515
(No. and Street)

| New York | NY | 10036 |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| John Fletcher | (917) 304-3325 | jfletcher@pluriscapitalgroup.c |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

RGNCS Certified Public Accountants PLLC
(Name – if individual, state last, first, and middle name)

| 97 Froehlich Farm Blvd | Woodbury | NY | 11797 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

(Date of Registration with PCAOB)(if applicable) (PCAOB Registration Number, if applicable)

**FOR OFFICIAL USE ONLY**

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, John Fletcher, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Pluris Capital Group, Inc., as of December 31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Daniel G. Newman
Notary Public, State of New York
No. 02NE5032279
Qualified in Queens County
Commission Expires Aug. 22, 2026

Notary Public

Signature:

Title: Chief Financial Officer

**This filing** contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ■ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

# PLURIS CAPITAL GROUP, INC.

## FINANCIAL STATEMENTS

## AND

## REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

## DECEMBER 31, 2022

**PLURIS CAPITAL GROUP, INC.**

**FINANCIAL STATEMENTS**

**DECEMBER 31, 2022**

## INDEX

RGNC&S
RAPHAEL
GOLDBERG
NIKPOUR
COHEN
SULLIVAN
CERTIFIED PUBLIC ACCOUNTANTS PLLC

Mark C. Goldberg, CPA
Mark Raphael, CPA
Floria Samii-Nikpour, CPA
Allan B. Cohen, CPA
Michael R. Sullivan, CPA

Anita C. Jacobsen, CPA

Founding Partner:
Melvin Goldberg, CPA

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Pluris Capital Group, Inc.

**Opinion on the Financial Statement**

We have audited the accompanying statement of financial condition of Pluris Capital Group, Inc. ("the Company") (a New York corporation), as of December 31, 2022, and the related notes to the financial statement. In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

*Raphael Goldberg Nikpour Cohen & Sullivan CPA's PLLC*

Raphael Goldberg Nikpour Cohen & Sullivan
Certified Public Accountants PLLC

We have served as Pluris Capital Group, Inc.'s auditors since 2019.

Woodbury, New York
February 27, 2023

**PLURIS CAPITAL GROUP, INC.**
**STATEMENT OF FINANCIAL CONDITION**
**DECEMBER 31, 2022**

## ASSETS

| | |
|---|---|
| Cash | $ 23,192 |
| Computer equipment, net | 789 |
| Prepaid regulatory costs | 5 |
| Total assets | $ 23,986 |

## LIABILITIES

| | |
|---|---|
| Credit card liability | $ 187 |
| Total liabilities | 187 |

## STOCKHOLDER'S EQUITY

| | |
|---|---|
| **Capital stock,** no par value; authorized 200 shares; issued and outstanding 10 shares at stated value | 7,000 |
| Additional paid-in capital | 293,796 |
| (Deficit) | (276,997) |
| Total stockholder's equity | 23,799 |
| Total liabilites and stockholder's equity | $ 23,986 |

See accompanying notes

**PLURIS CAPITAL GROUP, INC.**
**STATEMENT OF OPERATIONS**
**FOR THE YEAR ENDED DECEMBER 31, 2022**

| | | |
|---|---|---|
| **Income:** | | |
| Fee income | | $ - |
| **Total income** | | - |
| **Expenses:** | | |
| Professional fees | $ 12,938 | |
| Regulatory Fees | 3,594 | |
| Fidelity Bond | 472 | |
| Technology and communications | 3,998 | |
| Depreciation | 721 | |
| Miscellaneous expenses | 510 | |
| State and local general corporate taxes | 50 | 22,283 |
| **Net loss** | | $ (22,283) |

See accompanying notes

PLURIS CAPITAL GROUP, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2022

| | Common Stock | | Additional Paid-in Capital | (Deficit) | Total Stockholder's Equity |
|---|---|---|---|---|---|
| | Shares | Amount | | | |
| Balance - January 1, 2022 | 10 | $ 7,000 | $ 276,796 | $ (254,714) | $ 29,082 |
| Capital contribution by stockholder | | | 17,000 | | 17,000 |
| Net loss | | | | (22,283) | (22,283) |
| Balance - December 31, 2022 | 10 | $ 7,000 | $ 293,796 | $ (276,997) | $ 23,799 |

See accompanying notes

**PLURIS CAPITAL GROUP, INC.**
**STATEMENT OF CASH FLOWS**
**FOR THE YEAR ENDED DECEMBER 31, 2022**

| | | |
|---|---|---|
| **INCREASE (DECREASE) IN CASH** | | |
| **Cash flows from operating activities:** | | |
| Net loss | **$** | **(22,283)** |
| Adjustments to reconcile results of net loss to net cash used in operating activities: | | |
| Depreciation expense | | **721** |
| Net change in asset and liability accounts: | | |
| Net increase in prepaid regulatory costs | | **14** |
| Net increase in credit card liability | | **62** |
| **Net cash used in operating activities** | | **(21,486)** |
| **Cash flows received in financing activities** | | |
| Capital contributions by stockholder | | **17,000** |
| **Net cash received in financing activities** | | **17,000** |
| **Decrease in cash** | | **(4,486)** |
| **Cash - January 1, 2022** | | **27,678** |
| **Cash - December 31, 2022** | **$** | **23,192** |
| **Supplemental disclosures:** | | |
| State and local general corporate taxes paid | $ | 32 |

See accompanying notes

## NOTE A - Principal Business Activity

### Organization

Pluris Capital Group, Inc. is a registered broker-dealer of securities with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority. The Company engages in the private placement of securities on a best efforts basis. The Company is wholly-owned by MJS Capital Acquisition Partners, LLC ("Parent").

## NOTE B - Summary of Significant Accounting Policies

### Basis of Presentation

The accompanying financial statements have been prepared with accounting principles generally accepted in the United States of America ("GAAP").

### Cash

Cash on the statement of financial condition is comprised of a commercial bank checking account.

### Revenue Recognition

The Company adopted FASB AC 606, Revenue from Contracts with Customers. The revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods and services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining a transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. The revenue recognition guidance does not apply to revenue associated with financial instruments, interest income and expense, leasing and insurance contracts.

The Company earns revenue by way of transaction placement fees that are recognized at the point in time that performance under the arrangement is completed. The Company has determined that this date is the appropriate point in time to recognize revenue for placement fees as the performance obligation has been satisfied, there are no significant actions which the Company needs to take subsequent to this date and the purchaser obtains the control and benefit of the proceeds at that point.

(continued)

*Significant Judgments*

Revenue from contracts with customers includes commission income and fees from investment banking. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

*M&A advisory fees*

The Company provides advisory services on mergers and acquisitions (M&A). Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract.

## NOTE B – Summary of Significant Accounting Policies (continued)

Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities.

## Costs to Obtain or Fulfill a Contract with a Customer

The Company will record as an asset certain costs incurred to obtain revenue contracts with its customers, such as sales commissions paid to employees for obtaining new contracts with clients. These costs are amortized to expense over the period of time that the services are expected to be provided to the customer. There are no deferred costs as of December 31, 2021.

## Related Party Transactions

On July 1, 2018, the Company entered into a services agreement with an affiliate, Rebus Capital Group, LLC ("Rebus"), whereby Rebus would, among other things, provide office space and printer services to the Company. For these services, the Company would pay a reasonable monthly fee, initially set at $2,000, to Rebus based on the amount of services it uses. During the year ended December 31, 2022, the agreement with Rebus was terminated resulting in no expense to the Company.

(continued)

In addition, the Company's operations have been funded by its parent, MJS Capital Acquisition Partners, LLC. During the year ended December 31, 2022, the Company received cash injections totaling $17,000 to fund losses and will continue to do so for the foreseeable future.

**Fair Value of Financial Instruments**

The Company believes that the carrying amount of its financial instruments is a reasonable estimate of fair value as it is based upon closing prices. The Company accounts for its investments at fair value using market quotations that are considered to be Level 1 inputs. Level 1 inputs are defined as unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date. Gains and losses that are composed of both realized and unrealized gains and losses are presented net in the statement of operations.

**Use of Estimates**

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

## NOTE C -Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2021, the Company had net capital of $23,005, which was $18,005 in excess of the net required minimum capital of $5,000. The ratio of aggregate indebtedness to net capital was .0081 to 1 at December 31, 2022.

## NOTE D - Income Taxes

The Company's current tax provision is comprised of state and local minimum taxes.

As of December 31, 2022 the Company has a federal cumulative net operating loss carryforward of $169,489 and has recorded a valuation allowance of $33,898 against the federal deferred tax assets relating to net operating loss carryforwards which expire in 2041 and certain timing differences. The Company also has various amounts of state and local net operating loss carryforwards expiring through 2041. The Company has also provided valuation allowances for the state and local net operating carryforwards and certain timing differences. The valuation is due to the uncertainty of the Company being able to use this benefit to offset future taxable income.

(continued)

The Company will periodically evaluate the likelihood of realizing the benefit of such asset and will adjust such amount, accordingly, based on those results.

## NOTE E – Recent Accounting Pronouncements

In February 2016, the FASB issued (ASU) 2016-02, "Leases (Topic 842)". This update includes a lease accounting model that recognizes two types of leases - finance leases and operating leases. The standard requires that a lessee recognize on the balance sheet assets and liabilities relating to leases with terms of more than 12 months. The recognition, measurement and presentation of expenses and cash flows arising from a lease by a lessee will depend on its classification as a finance or operating lease, and is effective for the Company beginning in January 2019. The Company does not have any direct leases, and any expenses related to leases is through the expense sharing agreement with the Parent.

## NOTE F – Risks and Uncertainties – COVID – 19

Subsequent to December 31, 2022, the pandemic caused by the spread of COVID-19 has impacted most countries, communities, and markets. The extent to which the COVID-19 pandemic may impact our business, financial condition, liquidity, results of operations, or prospects will depend on numerous evolving factors that are out of our control and that we are not able to predict at this time.

## NOTE G – Subsequent Events

The Company has evaluated all events or transactions that occurred after December 31, 2022 and there were no material subsequent events requiring disclosure.

SCHEDULE 1

PLURIS CAPITAL GROUP, INC.

COMPUTATION OF NET CAPITAL UNDER RULE
15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS AT DECEMBER 31, 2022

**Net Capital:**

| | |
|---|---|
| Capital stock | $ 7,000 |
| Additional paid-in capital | 293,796 |
| (Deficit) | (276,997) |
| **Total stockholder's equity before nonallowable assets** | **23,799** |
| **Less: Non-Allowable Assets** | **794** |
| **Net Capital** | **23,005** |
| **Minimum net capital required** | **5,000** |
| **Excess net capital** | **18,005** |
| **Capital Ratio:** | |
| Aggregate indebtedness to net capital | **.0081 to 1** |

There are no material differences between the computation of net capital presented above and the computation of net capital reported in the Company's unaudited Form X-18A-5, Part IIA filing as of December 31, 2022.

**PLURIS CAPITAL GROUP, INC.**

## SCHEDULE 2 – COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2022

The Company is exempt from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.

## SCHEDULE 3 – INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2022

The Company is exempt from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.

RGNC&S RAPHAEL GOLDBERG NIKPOUR COHEN SULLIVAN
CERTIFIED PUBLIC ACCOUNTANTS PLLC

Mark C. Goldberg, CPA
Mark Raphael, CPA
Floria Samii-Nikpour, CPA
Allan B. Cohen, CPA
Michael R. Sullivan, CPA

Anita C. Jacobsen, CPA

Founding Partner:
Melvin Goldberg, CPA

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

To the Stockholder of
Pluris Capital Group, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Pluris Capital Group, Inc. (the "Company") identified the following provisions of Footnote 74 to SEC Release 34-70073 under which the Company claimed an exemption and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth by the Securities Exchange Commission.

Raphael Goldberg Nikpour Cohen & Sullivan CPA's PLLC

Raphael Goldberg Nikpour Cohen & Sullivan
Certified Public Accountants PLLC
Woodbury, New York

February 27, 2023

Pluris Capital Group

## EXEMPTION REPORT

Pluris Capital Group, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17C.F.R. 240.17a-5, "Reports to be made by certain brokers and dealers") This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d) (1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company is filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to: (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; (2) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, referring securities transactions to other broker-dealers, or providing technology or platform services; and/or (3) participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4.

Pluris Capital Group, Inc.

I, John Fletcher, affirm that, to the best of my knowledge and belief, this Exemption Report is true and accurate.

Chief Financial Officer
February 24, 2023

1501 Broadway · New York, NY 10036 · Tel. (917) 304-3325 · Fax. (212) 202-5126